

September 19, 2014

Via E-mail
Neil Dougherty
Senior Vice President and Chief Financial Officer
Keysight Technologies, Inc.
1400 Fountaingrove Parkway
Santa Rosa, CA 95403

> **Re:** **Keysight Technologies, Inc.**
> **Amendment No. 6 to Registration Statement on Form 10**
> **Filed September 12, 2014**
> **File No. 001-36334**

Dear Mr. Dougherty:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 10.11

1.   Please expand your response to prior comment 2 to clarify whether the criteria to be set out in Appendix B will be established for any director or executive officer before the effective date of this registration statement.

Exhibit 99.1

If tax incentives change, page 15

2.   We note your revision indicating that you expect that the conditions of the tax incentives with Singapore "will be different from those currently agreed between Agilent and Singapore." Please tell us how the different conditions may materially affect your business, if at all.

Change of Control Agreements, page 108

3.   Please expand your disclosure regarding the post-separation agreements providing "substantially similar benefits" to describe significant differences in exhibit 10.20. For example, we note the reference in exhibit 10.20 to an "Applicable Multiple" of three.

Description of Keysight's Capital Stock, page 138

4.   The first bullet point in your response to prior comment 6 indicates that you have established qualifications in connection with shareholder proposals and director nominations and require representations and agreements in connection with nominations. However, your disclosure in this section suggests that you merely have established notice provisions. Please reconcile.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3617 with any other questions.

                                                Sincerely,

                                                /s/ Russell Mancuso

                                                Russell Mancuso
                                                Branch Chief

cc (via e-mail): Stephen Williams